UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. 6)

SBA Communications Corporation

(Name of Issuer)

Class A Common Stock, $.01 Par Value Per Share

(Title of Class of Securities)

78388J106

(CUSIP Number)

Ronald R. Reese

100 Front Street, Suite 1430

W. Conshohocken, Pennsylvania 19428

(610) 828-9833

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 10, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 78388J106	Page 2 of 8 Pages

1	Name of Reporting Person: S.S. or I.R.S. Identification No. of above person: Richard B. Worley Not Applicable

2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3	SEC Use Only

4	Source of Funds PF

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 1,154,600 (1) 8 Shared Voting Power 5,726,694 (1) 9 Sole Dispositive Power 1,154,600 (1) 10 Shared Dispositive Power 5,726,694 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,881,294 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11) 12.28% (1) (2)

14e	Type of Reporting Person IN

(1)	For purposes of Section 13(d), Richard B. Worley may be deemed to beneficially own an aggregate of 6,881,294 shares of Class A Common Stock, consisting of (a) 1,154,600 shares of Class A Common Stock held by Mr. Worley directly, and (b) 5,726,694 shares of Class A Common Stock held by Permit Capital Telecom, L.P. where (i) Mr. Worley is the sole stockholder of Permit Capital GP, Inc., (ii) Permit Capital GP, Inc. is the general partner of Permit Capital GP, L.P., and (iii) Permit Capital GP, L.P. is the general partner of Permit Capital Telecom, L.P. Mr. Worley disclaims beneficial ownership of any shares of Class A Common Stock held by Permit Capital Telecom, L.P.

(2)	Based on a total of 56,017,000 known to the reporting parties to be outstanding as of the date of this filing.

SCHEDULE 13D

CUSIP No. 78388J106	Page 3 of 8 Pages

1	Name of Reporting Person: S.S. or I.R.S. Identification No. of above person: Permit Capital Telecom, L.P. 11-3661291

2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 5,726,694 (1) 9 Sole Dispositive Power 0 10 Shared Dispositive Power 5,726,694 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,726,694 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11) 10.22% (1) (2)

14e	Type of Reporting Person PN

(1)	For purposes of Section 13(d), both Permit Capital GP, Inc. and Permit Capital GP, L.P. may be deemed to beneficially own an aggregate of 5,726,694 shares of Class A Common Stock held by Permit Capital Telecom, L.P. where (i) Permit Capital GP, Inc. is the general partner of Permit Capital GP, L.P., and (ii) Permit Capital GP, L.P. is the general partner of Permit Capital Telecom, L.P. Each of Permit Capital GP, Inc. and Permit Capital GP, L.P. disclaim beneficial ownership of any shares of Class A Common stock held by Permit Capital Telecom, L.P.

(2)	Based on a total of 56,017,000 known to the reporting parties to be outstanding as of the date of this filing.

SCHEDULE 13D

CUSIP No. 78388J106	Page 4 of 8 Pages

1	Name of Reporting Person: S.S. or I.R.S. Identification No. of above person: Permit Capital GP, L.P. 043713293

2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 5,726,694 (1) 9 Sole Dispositive Power 0 10 Shared Dispositive Power 5,726,694 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,726,694 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11) 10.22% (1) (2)

14e	Type of Reporting Person PN

(1)	For purposes of Section 13(d), both Permit Capital GP, Inc. and Permit Capital GP, L.P. may be deemed to beneficially own an aggregate of 5,726,694 shares of Class A Common Stock held by Permit Capital Telecom, L.P. where (i) Permit Capital GP, Inc. is the general partner of Permit Capital GP, L.P., and (ii) Permit Capital GP, L.P. is the general partner of Permit Capital Telecom, L.P. Each of Permit Capital GP, Inc. and Permit Capital GP, L.P. disclaim beneficial ownership of any shares of Class A Common stock held by Permit Capital Telecom, L.P.

(2)	Based on a total of 56,017,000 known to the reporting parties to be outstanding as of the date of this filing.

SCHEDULE 13D

CUSIP No. 78388J106	Page 5 of 8 Pages

1	Name of Reporting Person: S.S. OR I.R.S. Identification No. of above person: Permit Capital GP, Inc 043713287.

2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐

3	SEC Use Only

4	Source of Funds WC

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e)	☐

6	Citizenship or Place of Organization Pennsylvania

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 Sole Voting Power 0 8 Shared Voting Power 5,726,694 (1) 9 Sole Dispositive Power 0 10 Shared Dispositive Power 5,726,694 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,726,694 (1)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13	Percent of Class Represented by Amount in Row (11) 10.22% (1) (2)

14e	Type of Reporting Person CO

(1)	For purposes of Section 13(d), both Permit Capital GP, Inc. and Permit Capital GP, L.P. may be deemed to beneficially own an aggregate of 5,726,694 shares of Class A Common Stock held by Permit Capital Telecom, L.P. where (i) Permit Capital GP, Inc. is the general partner of Permit Capital GP, L.P., and (ii) Permit Capital GP, L.P. is the general partner of Permit Capital Telecom, L.P. Each of Permit Capital GP, Inc. and Permit Capital GP, L.P. disclaim beneficial ownership of any shares of Class A Common stock held by Permit Capital Telecom, L.P.

(2)	Based on a total of 56,017,000 known to the reporting parties to be outstanding as of the date of this filing.

SCHEDULE 13D

CUSIP No. 78388J106	Page 6 of 8 Pages

This Amendment No. 6 (the “Amendment”) amends and supplements the statement on Schedule 13D filed on February 18, 2003, as amended by Amendment No. 1 to the Schedule 13D filed on February 21, 2003, as further amended by Amendment No. 2 to the Schedule 13D filed on February 28, 2003, as further amended by Amendment No. 3 to the Schedule 13D filed on August 14, 2003, as further amended by Amendment No. 4 to the Schedule 13D filed on December 22, 2003, as further amended by Amendment No. 5 to the Schedule 13D filed on February 5, 2003 (the “Original Schedule 13D”), by Richard B. Worley, Permit Capital Telecom, L.P., Permit Capital GP, L.P. and Permit Capital GP, Inc. This Amendment is filed pursuant to the Joint Filing Agreement as executed by the reporting persons listed above (Exhibit 7(a) to the Original Schedule 13D is hereby incorporated by this reference.) Items 1, 2, 3, 5(c), 5(d), 5(e), 6 and 7 remain unchanged. Items 4, 5(a) and 5(b) are amended as follows:

Item 4.	PURPOSE OF TRANSACTION.

Item 4 is hereby amended and supplemented by replacing the text of Item 4 on the Original Schedule 13D with the following:

	(a)	The Shares were purchased, for investment purposes, in a series of transactions from January 8, 2003 to February 10, 2004, including (i) the exchange of SBA Communications Corporation 10 ¼% senior notes due 2009 in a principal amount of $3,500,000 for 1,000,000 shares of SBA Communications Corporation’s Class A Common Stock on December 17, 2003, (ii) the exchange of SBA Communications Corporation 10 ¼% senior notes due 2009 in a principal amount of $2,200,000 for 500,000 shares of SBA Communications Corporation’s Class A Common Stock and $21,505.56 in cash on February 5, 2004 and (iii) the exchange of SBA Communications Corporation 10 ¼% senior notes due 2009 in a principal amount of $7,050,000 for 500,000 shares of SBA Communications Corporation’s Class A Common Stock and $5,037,212.50 in cash on February 10, 2004. Although no specific plans are currently in place, Telecom and/or Mr. Worley may, in the future, determine to dispose of some portion or all of their respective Shares or acquire additional Shares.

Item 5(a).	AGGREGATE NUMBER AND PERCENTAGE OF COMMON STOCK

Item 5(a) is hereby amended and supplemented by replacing the text of Item 5(a) on the Original Schedule 13D with the following:

For purposes of Section 13(d), Richard B. Worley may be deemed to beneficially own an aggregate of 6,881,294 Shares, consisting of (a) 1,154,600 Shares held by Mr. Worley directly, and (b) 5,726,694 Shares held by Telecom where (i) Mr. Worley is the sole stockholder of PCGP, (ii) PCGP is the general partner of PCGPLP, and (iii) PCGPLP is the general partner of Telecom. The aggregate of 6,881,294 Shares represents 12.28 % of the total of 56,017,000 known to the reporting parties to be outstanding as of the date of this filing. Mr. Worley disclaims beneficial ownership of any Shares held by Telecom.

Telecom holds 5,726,694 Shares directly which represents 10.22 % of the total of 56,017,000 known to the reporting parties to be outstanding as of the date of this filing.

SCHEDULE 13D

CUSIP No. 78388J106	Page 7 of 8 Pages

For purposes of Section 13(d), both PCGP and PCGPLP may be deemed to beneficially own an aggregate of 5,726,694 Shares held by Telecom where (i) PCGP is the general partner of PCGPLP, and (ii) PCGPLP is the general partner of Telecom. The aggregate of 5,726,694 Shares represents 10.22 % of the total of 56,017,000 known to the reporting parties to be outstanding as of the date of this filing. Each of PCGP and PCGPLP disclaim beneficial ownership of any Shares held by Telecom.

Item 5(b).	NUMBER OF SHARES AS TO WHICH PERSON HAS VOTING AND DISPOSITIVE POWER

Item 5(b) is hereby amended and supplemented by replacing the text of Item 5(b) on the Original Schedule 13D with the following:

As described in Item 5(a) above, Mr. Worley may be deemed to beneficially own an aggregate of 6,881,294 Shares for purposes of Section 13(d). By virtue of his direct ownership, Mr. Worley has sole voting and dispositive power over 1,154,600 of the Shares. By virtue of his relationship with the other reporting persons, Mr. Worley may be deemed to have shared voting and dispositive power over the 5,726,694 Shares held by Telecom.

As described in Item 5(a) above, Telecom holds 5,726,694 Shares directly. Also as described above, for purposes of Section 13(d), both PCGP and PCGPLP may be deemed to beneficially own the 5,726,694 Shares held by Telecom. By virtue of the relationship of Telecom, PCGP and PCGPLP, each may be deemed to have shared voting and dispositive power over the 5,726,694 Shares held by Telecom.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 11, 2004

*
Richard B. Worley

Permit Capital Telecom, L.P.

By:	Permit Capital GP, L.P., its General Partner

By:	Permit Capital GP, Inc., its General Partner

By:	* /s/ Ronald Reese
Ronald Reese Vice President

Permit Capital GP, L.P.

By:	Permit Capital GP, Inc., its General Partner

By:	*
Ronald Reese Vice President

Permit Capital GP, Inc.

By:	*
Ronald Reese Vice President

Attention: Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

*	This Amendment No. 6 signed and filed on behalf of the reporting persons by Permit Capital Telecom, L.P. pursuant to the Joint Filing Agreement a copy of which was filed previously as Exhibit 7(a) to the reporting persons’ Schedule 13D filed on February 18, 2003.